Apollo Global Management, LLC

9 West 57th Street

New York, New York 10019

January 7, 2013

VIA EDGAR

Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Apollo Global Management, LLC Form 10-K for the Year Ended December 31, 2011

Filed March 9, 2012; and Response dated November 28, 2012; File No. 1-35107

Dear Ms. Long:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated December 20, 2012 (the “Comment Letter”), to the above referenced Form 10-K of Apollo Global Management, LLC (the “Company,” “we” or “our”). The Company has filed, via EDGAR, this letter (tagged correspondence).

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, we have reproduced in italics below each comment from the Comment Letter with a response following. Unless otherwise noted, references to page numbers and sections herein are to the above referenced Form 10-K, and capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K.

Form 10-K for the Year Ended December 31, 2011

Summary Compensation Table, page 265

General

1. We note your response to the third and fourth bullet points of comment four from our letter dated October 18, 2012 regarding reversals of carried interest compensation and footnote disclosures of items included in the “all other compensation” column of the Summary Compensation Table. In your future filings, please do not include reversals of accrued carried interest compensation in the table. While net positive adjustments to carried interest compensation should be included, net negative adjustments should be accounted for as “0” in the calculation of amounts shown in the “all other compensation” column. This is true even if subtraction of the negative adjustment from other cash compensation would have resulted in a positive number, as it is not appropriate to reduce cash compensation paid to executives by estimated, unrealized, accrued amounts. Where you have a net negative adjustment to carried interest compensation accrual, you should disclose the amount of the negative adjustment in a footnote to the table, along with a clear explanation of why the negative number exists.

Securities and Exchange Commission

Response to Comment 1

Please see our response to comment 3.

2. Where you have included carried interest compensation in the “all other compensation” column, please disclose this, separately identifying the amount of any accrual under the dedicated plan and the amount of any cash distributions made under the incentive plan. If cash distributions have been paid under the dedicated plan, please disclose these amounts in the footnote as well, but clarify, if true, that they were accrued for in prior periods.

Response to Comment 2

Please see our response to comment 3.

3. Please note that you should revise your compensation disclosures for 2010 and 2011, and prepare disclosures for 2012 in response to these comments. Please provide us supplementally with a draft of what the disclosures in your 2011 Form 10-K would have looked like if revised in response to the above comments.

Response to Comment 3

In response to comment 3, we are supplementally providing a revised Summary Compensation Table for 2011 to reflect comment 1, as shown below. We note that the methodology for reporting dedicated carried interest accruals described in comment 1—reporting in the “All Other Compensation” column the sum of (x) actual cash distributions, and (y) net positive accruals—has caused James Zelter to appear in the Summary Compensation Table (he was previously in our 2010 Summary Compensation Table). However, application of this methodology to 2009 and 2010 did not trigger any changes in the dollar values for 2009 and 2010 that we disclosed in our 2010 Summary Compensation Table for Mr. Zelter and the other named executive officers shown in the table (because we did not record net negative compensation expense in respect of the unrealized dedicated carried interest amounts accrued for our named executive officers in those years). We anticipate that Mr. Zelter will also appear in the Summary Compensation Table to be contained in our 2012 Form 10-K, which will include historical information for 2011 and 2010.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan ($)	All Other Compensation ($)(4)	Total ($)
Leon Black	2011	100,000	—	—	—	—	372,996	472,996
Chairman, Chief Executive Officer and Director	2010	100,000	—	7,391,825	—	—	1,412,181	8,904,006
	2009	100,000	—	—	—	—	757,391	857,391

Gene Donnelly,	2011	1,000,000	—	2,049,194	—	—	1,360,000	4,409,194
Chief Financial Officer and Vice President	2010	500,000	1,360,000	3,630,000	—	—	—	5,490,000

James Zelter,	2011	—	—	2,631,239	—	2,230,843	8,227,188	13,089,270
Managing Director, Capital Markets	2010	—	—	1,338,548	—	5,373,638	19,051,324	25,763,510
	2009	—	—	704,878	—	4,161,076	7,278,223	12,144,177

Joseph Azrack, Managing Director, Real Estate	2011	500,000	—	11,149,657	—	—	519,750	12,169,407

Henry Silverman,	2011	7,000,000	—	—	4,727,782	—	46,384	11,774,166
Vice Chairman and Director	2010	7,000,000	—	—	—	—	39,075	7,039,075
	2009	6,416,667	—	—	—	—	583,333	7,000,000

Securities and Exchange Commission

In response to comment 1, we would supplementally revise our disclosure of the “Carried Interest” discussion that begins on page 263 in pertinent part as follows (in our below responses, we have deleted the stricken language and inserted the underscored language):

Our financial statements characterize the carried interest income allocated to participating professionals in respect of their dedicated interests as compensation, and net positive accruals of this compensation expense (as well as actual distributions paid) are included in the “All Other Compensation” column of the summary compensation table. Reporting dedicated carried interests that are accrued or realized during the period in the summary compensation table reflects our associated compensation expense for accounting purposes and reflects fluctuations in the value of the funds from which dedicated carried interest expense is derived, except when such accruals are net negative (as they were for Mr. Zelter in 2011), because the summary compensation table shows dedicated carried interest accruals only to the extent that they are not less than zero on a net basis. We are aware that the amounts named executive officers ultimately receive in respect of dedicated carried interests, if any, are likely to differ from these amounts, and that this reporting method does not separately identify the actual cash amounts received for 2011. Because the actual cash distributions received, and the actual compensation expense taken (in each case in respect of dedicated carried interests), may be of interest to shareholders, we are separately identifying those figures in footnote disclosure to our summary compensation table.

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In response to comments 1 and 2, we would supplementally revise our disclosure in footnote 4 on pages 265-266 in pertinent part as follows:

(4) Amounts represent, in part, ~~compensation expense recorded by us in the year shown in respect of accrued or realized (without duplication)~~ both actual cash distributions and net positive unrealized amounts accrued in respect of the dedicated carried interest allocations to Messrs. Black and Zelter. For GAAP reporting purposes, accrued carried interest related to investments is classified as compensation expense for the relevant period, whether or not realized. ~~Accordingly, the amounts include both actual cash distributions and unrealized amounts accrued in respect of the dedicated carried interests of these named executive officers. C~~While compensation expense may also be negative in the event of a reversal of previously allocated carried interest due to negative adjustments in the fair value or amount actually realized on certain portfolio investments, net negative compensation expense is not reflected in the summary compensation table (for purposes of the summary compensation table, negative compensation expense can offset positive compensation expense accrued in respect of unrealized dedicated carried interest amounts, but does not offset actual cash amounts received by the named executive officers). For Mr. Black, $99,767 of his amount represents the cash distribution he received in 2011 in realization of an amount accrued in (and reflected in the summary compensation table for) 2010 in respect of his dedicated carried interests. Mr. Zelter’s dedicated carried interest accruals declined below zero in 2011, based on fluctuations in the value of the funds from which his dedicated

Securities and Exchange Commission

carried interest expense is derived. Specifically, the net compensation expense recorded by us in respect of Mr. Zelter’s accrued or realized dedicated carried interest allocations in 2011 was $-6,194,673, representing the difference between $6,727,188 in actual cash distributions he received in 2011 in respect of dedicated carried interests and $-12,921,861 in accrued dedicated carried interest expense taken for him in respect of unrealized amounts in 2011. Because the accrued unrealized compensation expense associated with Mr. Zelter’s dedicated carried interests in 2011 was net negative, that expense is excluded from the table and only his actual cash distributions are included. For unrealized investments, the ultimate amount of actual dedicated carried interest distributions that may be generated in connection with fund investments and subsequently distributed to our named executive officers may be more or less than the amounts indicated. Additionally, dedicated carried interests ~~such amounts~~ are generally subject to vesting conditions and to clawback in certain instances.

For 2011, amounts also represent actual incentive pool distributions to Mr. Donnelly and Mr. Zelter of ~~and/or~~ $1,360,000 and $1,500,000, respectively.

The carried interest information described in the preceding portion of this footnote may be expressed in tabular format as follows:

	Carried Interest
	Dedicated					Incentive Pool	Total Carried Interest Amounts Included in All Other Compensation Column (E+F) ($)
	(A)	(B)	(C)	(D)	(E)	(F)
	Compensation Expense for Accrued Unrealized Amounts ($)	Net Positive Compensation Expense for Accrued Unrealized Amounts ($)	Cash Distributions Received ($)	Actual Compensation Expense (for Accounting Purposes) (A+C) ($)	Included in All Other Compensation Column (Sum of Net Positive Accrued Unrealized Compensation Expense and Cash Distributions Received) (B+C) ($)	Cash Distributions Received (Included in All Other Compensation Column) ($)
Leon Black	(99,767)	0	99,767	0	99,767	—	99,767
Gene Donnelly	—	—	—	—	—	1,360,000	1,360,000
James Zelter	(12,921,861)	0	6,727,188	(6,194,673)	6,727,188	1,500,000	8,227,188
Joseph Azrack	—	—	—	—	—	—	—
Henry Silverman	—	—	—	—	—	—	—

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Should you have any questions regarding this response, please contact the undersigned at (212) 822-0480.

Respectfully submitted,

/s/ Martin Kelly Mr. Martin Kelly
Chief Financial Officer